Michael S. Krome, Esq.

Attorney-at-Law

8 Teak Court

Lake Grove, New York  11755

Tel.:

(631) 737-8381

Fax:

(631) 737-8382

email:

michael@kromelaw.com

Cheryl A. Krome

Ronald Krome

Legal Assistants

July 24, 2008

Ms. Jennifer Hardy, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Reference:

Skreem Entertainment Corp.

Information Statement on Schedule 14C

Filed:

June 19, 2008

File No. 000-52677

Dear Ms. Hardy:

             Enclosed herewith for filing on behalf of Skreem Entertainment Corp. (the “Company”), please find the Company’s Amendment No. 2 to its Information Statement on Schedule 14C, marked to show the changes to the Company’s Information Schedule on Schedule 14C, as filed with the Securities and Exchange Commission on June 19, 2008.

We received your letter of July 8, 2008, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Information Schedule on Schedule 14C, and we hereby submit the following responses to the numbered comments.

General

1.

In your information statement, please disclose the information set forth in your response to comment 1 in our letter dated June 11, 2008.

As requested we have inserted the following in the disclosure:

“In addition, we are amending the name of the corporation to Diversified Global Holdings, Inc., in the state of Nevada. Diversified Global Holdings

(DGH), Inc., is a Delaware Corporation.   We have not discussed this name change with Diversified Global Holdings (DGH), Inc., nor do we think there is any conflict with using a similar name in a different state.  Upon information and belief, the Delaware Corporation is not publicly traded, nor is it likely to become publicly traded.  Furthermore, while the names are very similar, they are not exactly the same.  Finally, the Board of Directors has decided that the business of the company should be modified to seek out additional business opportunities in this and other fields.  As a result, the change of name makes a better description of the business model of the company.”

2.

Please note that an authorized company representative must provide the Tandy representations.  Please submit on EDGAR a separate letter from the company providing the Tandy representations contained at the end of our letter dated June 11, 2008.

The appropriate Tandy representations, contained on a separate letter from the Company are annexed to the end of this response letter.

3.

Please update following dates as they now appear outdated:

•

On page 2, the date when the information statement is being mailed to shareholders.

•

On page 2, the date when the Amendment to the Articles of Incorporation is being filed with Nevada Secretary of State.

•

On page 3, the dates for which the information contained in the tables is current.

•

On page 7, the effective date of the reverse stock split.

We have updated the necessary dates in Amendment No. 3 of the Pre14C Information Statement.

4.

We note your revised disclosure in response to comment 2 in our letter dated June 11, 2008.  However, there remain several instances in your filing where it is unclear that the transaction with Diversified Global Holdings has been terminated.  Please revise to remove all references to the DGH transaction that either state or imply the transaction will occur.  Some examples include the following:

•

On page 5, By completing the Reverse Split, “the company will reduce the number of issued and outstanding shares and allowing it to issue shares of common stock to complete the Acquisition Agreement with Diversified Global Holdings (DGH), Inc., dated April 22, 2008.”

•

On page 5, “The Board of Directors believes that the Reverse Split and Acquisition Agreement will benefit all stockholders .... “

We have updated all references to the terminated Acquisition Agreement to make it clear that the transaction has been terminated and is no longer in effect.

5.

We reissue comment 3 in our letter dated June 11, 2008. Throughout your filing, several dates appear outdated.  Please update accordingly. Some examples include the following:

•

On page 4, you state that March 31, 2006 was the end of the company's last completed fiscal year.

•

On page 5, you state that the Certificate of Amendment to the company's Certificate of Incorporation will be filed with Secretary of State of Nevada on October 31, 2007.

We have updated all dates to be consistent and contemporary.

6.

We note your response to comment 4 in our letter dated June 11, 2008.  Please revise the first line of the first full paragraph of page 2 to reflect that the par value per share of common stock is $0.001.

We have made the suggested correction.

Effect of the Reverse Split on the Company. page 6

7.

In the third full paragraph under this heading, the dollar values listed for the company's stated capital appear inaccurate.  If the par value per share of common stock is $0.001, then it would seem that the stated capital would decrease from $34,006.82 to $3,400.68.  Please revise accordingly.

We have revised and corrected the figures.

Purpose of Proposed Share Increase, page 6

8.

In your revised sentence at the end of this paragraph, please disclose that you currently do not have any pending potential acquisitions or equity raising transactions.

We have inserted the suggested disclosure at the end of the paragraph.

Purpose of Proposed Name Change, page 6

9.

On page 6, you state that “the name of the corporation will be amended to reflect the new direction of the business that the company will seek to engage in, that being a diversified range of business” and that the “the business of the company should be modified to seek out additional business opportunities in this and other fields.” Please clearly specify what you mean by “new direction,” “diversified range of business,” and “the additional business opportunities in this and other fields.”

We have modified the section as follows:

“The Board of Directors has determined that it is in the best interest of the Corporation to amend its name.  The Corporation seeks to attempt to engage in new business areas and to seek new operations other than those it is currently operating in, that being the music business.  Currently there are no specific areas that the Corporation has found, and there are no agreements to acquire any assets or operations at this time.  Initially, this action was being taken due to the agreement to acquire certain assets Diversified Global Holdings (DGH), Inc.  However, that transaction has been cancelled.  However, the Board of Directors still believes that it is in the best interest of the Corporation to complete the name change to Diversified Global Holdings, Inc.  The Board of Directors has decided that the business of the Corporation should be modified to seek out additional business opportunities in various fields, not related to the music business.  As a result, the change of name would make a better description of the business model of the Corporation.”

Additional Information. page 8

10.

Please revise to remove references to “SB” forms as these forms are no longer in use. See Release No. 33-8876.

We have removed the references to “SB” forms.

11.

We reissue comment 13 in our letter dated June 11, 2008. Please note that the Securities and Exchange Commission is located in NE and the zip code is 20549. Please revise accordingly.

The information has been revised.

12.

We reissue comment 14 in our letter dated June 11, 2008. Please revise your list of documents incorporated by reference to reflect the correct dates these filings were amended, if they were amended at all.  It appears that the Quarterly Report filed on September 12, 2007 was never amended and that the Quarterly Report filed on November 19, 2007 was amended on December 3, 2007 and January 2, 2008.

We have corrected the list of incorporated by reference documents.

13.

Please update the date on which the Chief Executive Officer signs the information statement.

We have updated the date on which the Chief Executive Officer signs the information statement.

This letter responds to all comments contained in your letter of July 8, 2008.  We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call me at 631-737-8381.

Very truly yours,

Michael S. Krome

cc:

Skreem Entertainment Corp.

Skreem Entertainment Corp.

11637 Orpington Street

Orlando, Florida 32817

July 24, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-0405

Reference:

Skreem Entertainment Corp.

Information Statement on Schedule 14C

File No. 000-52677

Dear Sir or Madam:

Notwithstanding, the comments of the Commission, we acknowledge that:

▪

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing

▪

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

▪

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

Thank you very much.

Very truly yours,

/s/ Charles Camorata
Charles Camorata
Chief Executive Officer, President